POLYDEX PHARMACEUTICALS LIMITED
421 Comstock Road
Toronto, Ontario, Canada M1L 2H5

January 23, 2006

VIA EDGAR

Securities and Exchange Commission
Jim B. Rosenberg
Senior Assistant Chief Accountant
Mail Stop 6010
100 F Street, N.E.
Washington, DC 20549

RE:	Polydex Pharmaceuticals Limited
Form 10-K for Fiscal Year Ended January 31, 2005
Forms 10-Q for Fiscal Quarters Ended
April 30, 2005, July 31, 2005 and October 31, 2005
File No. 1-08366

Dear Mr. Rosenberg:

Set forth below are the responses of Polydex Pharmaceuticals Limited (the “Company”), to your letter of comment dated January 6, 2006, relating to the above referenced Form 10-K for the Company’s fiscal year ended January 31, 2005 (the “Form 10-K”) and Forms 10-Q for the Company’s fiscal quarters ended April 30, 2005, July 31, 2005 and October 31, 2005 (the “Forms 10-Q”). For your convenience, each of the Staff’s consecutively numbered comments is set forth therein (in italics), followed by the Company’s response.

Form 10-K/A for the year ended January 31, 2005

General

1.
Please file your amendment with an amendment number on the cover page. Please refer to Rule 12b-15 of the Exchange Act. Please file updated certifications with your amendments. Please revise your fiscal 2006 Forms 10-Q/A, accordingly.

Response:

The Company acknowledges this comment and agrees to file an amendment to the Form 10-K and Forms 10-Q as specified. The Company also agrees to file updated certifications with its amendments.

Financial Statements

Consolidated Statements of Cash Flows

2.
We note the investing activity line-item you added in response to our previous comment five. It appears based on the cash balances you previously reported that these amounts represent the net change in cash of your business held for sale. Please revise your disclosure to reclassify these amounts into operating, investing and financing activities, as appropriate as required by paragraph 26 of SFAS 95. Otherwise, please explain to us why these amounts are properly reflected as investing activities.

Response:

The net change in cash from the business held for sale was reflected as an investing item on the Company’s Consolidated Statement of Cash Flows in response to your previous comment five, in which you requested that the Company revise the ending cash and cash equivalents balance on the Company’s Consolidated Statement of Cash Flows to agree to the cash and cash equivalents balance on the Company’s Consolidated Balance Sheet. The Company acknowledges that such entry is not proper as an investing activity. The Company’s Consolidated Statement of Cash Flows has been revised as set forth in Exhibit A attached hereto to move the previously added line-item “Cash transferred to assets subject to sale agreement [note 12[a]]” from the “Investing Activities” sub-table to the sub-table beginning with the line-item “Net increase in cash and cash equivalents during the year”.

Notes to Consolidated Financial Statements

Note 12a. Sparhawk Laboratories, Inc., page 15

3.
We acknowledge your response to our previous comment six. Please revise your disclosure to specifically indicate the amount of interest accrued and associated deferred gain. In addition, please disclose the amount of the promissory note and the amount of deferred gain, including interest, deducted from this asset on the face of your balance sheet. Please refer to the Interpretive Response to Question 2 of SAB 5:U. Please revise your fiscal 2006 Forms 10-Q, accordingly.

Response:

The Company acknowledges this comment and agrees to amend the Form 10-K and the Forms 10-Q to specifically indicate the amount of interest accrued on the promissory note, as set forth in Exhibit A attached hereto. The Company has added a specific disclosure of the amount of the deferred gain in the third paragraph of financial statement note 12(a), as follows: “The sale resulted in a gain of $2,209,471, of which $1,859,471 was recognized in the consolidated statements of operations and $350,000 was deferred.” The Company proposes to amend the second sentence of the third paragraph of financial statement note 12(a) to more clearly explain the reason why the deferred gain amount has been fully netted against the promissory note balance, as set forth in Exhibit A attached hereto. Since the promissory note represents a portion of the proceeds of sale and the promissory note is due from an entity that is thinly capitalized and highly leveraged, the Company was required to defer the amount of the gain that is represented by the promissory note. Therefore, the net balance of the promissory note after netting the deferred gain is nil. The Company does not consider it appropriate presentation to include a line on its Consolidated Balance Sheet with a nil balance.

The Company hereby acknowledges that:

1.	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company believes the responses above address the comments raised in your letter of January 6, 2006. Please do not hesitate to contact our primary outside counsel, Mark D. Guidubaldi, Esq., Katten Muchin Rosenman LLP, 525 West Monroe Street, Chicago, IL 60661, (312) 902-5354 (phone), (312) 577-4536 (fax), if you have further questions.

Sincerely,

POLYDEX PHARMACEUTICALS LIMITED

\s\ George G. Usher

George G. Usher,
Chairman, President and Chief Executive Officer

cc:	Mark D. Guidubaldi, Esq.

EXHIBIT A

Please see attached.

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Amendment No. 1 to
FORM 10-K

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended January 31, 2005

Commission file number: 1-8366

POLYDEX PHARMACEUTICALS LIMITED
(Exact Name of Registrant as Specified in Its Charter)

Commonwealth of the Bahamas	None
(State or Other Jurisdiction of	(I.R.S. Employer
Incorporation or Organization)	Identification No.)

421 Comstock Road, Toronto, Ontario, Canada	M1L 2H5
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code  (416) 755-2231

Securities registered pursuant to Section 12(b) of the Act: NONE

Title of Each Class	Name of Each Exchange on Which Registered

Securities registered pursuant to Section 12(g) of the Act:

Common Shares, $.0167 par value
(Title of Class)

          Indicate by check mark whether the Registrant:  (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes ☒  No ☐

          Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant’s knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K.    Yes ☐  No ☒

          Indicate by check mark whether the Registrant is an accelerated filer (as defined in Exchange Act Rule 12b-2).    Yes ☐  No ☒

Polydex Pharmaceuticals Limited

CONSOLIDATED STATEMENTS OF CASH FLOWS
[Expressed in United States dollars]

Years ended January 31

	2005	2004	2003
	$	$	$

OPERATING ACTIVITIES
Net income (loss) for the year	1,139,911	(5,999)	(673,741)
Add (deduct) items not affecting cash
Depreciation and amortization	513,095	617,685	572,129
Imputed interest on long-term debt	14,648	25,760	33,177
Deferred income taxes	417,003	(414,594)	684,474
Loss on disposal of equipment	3,586	—	—
Gain on sale of veterinary products business [note 12[a]]	(1,859,471)	—	—
License fee charged to due from shareholder	81,179	60,239	68,276
Provision for due from Sparhawk Laboratories, Inc. [note 12[a]]	—	—	132,614
Options issued in exchange for services [note 11[b][i]]	14,212	12,370	—
Net change in non-cash working capital balances related to operations [note 15]	(634,514)	(74,036)	124,630

Cash provided by (used in) operating activities	(310,351)	221,425	941,559

INVESTING ACTIVITIES
Additions to property, plant and equipment and patents	(159,554)	(183,124)	(367,868)
Proceeds from sale of veterinary products business [note 12[a]]	4,599,218	—	—
Decrease in due from shareholder	65,960	129,908	48,713
Purchase of investments available for sale	(1,841,854)	—	—
Acquisition of minority interest [note 12[b]]	—	(5,860)	—
Proceeds from sale of equipment	5,148	—	—

Cash provided by (used in) investing activities	2,668,918	(59,076)	(319,155)

FINANCING ACTIVITIES
Repayment of long-term debt	(296,035)	(453,805)	(252,256)
Proceeds from long-term debt	5,383	—	—
Repayment of capital lease obligations	(167,531)	(126,703)	(73,599)
Increase (decrease) in due to shareholder	(1,930)	1,009	262
Increase (decrease) in bank indebtedness	(147,140)	165,609	(179,286)
Exercise of common share options	53,250	—	—

Cash used in financing activities	(554,003)	(413,890)	(504,879)

Effect of exchange rate changes on cash	224,959	342,321	39,805

Net increase in cash and cash equivalents during the year	2,029,523	90,780	157,330
Cash, beginning of year	371,528	199,718	123,418
Cash transferred to assets subject to sale agreement [note 12[a]]	—	(231,043)	(81,030)

Cash, end of year	2,401,051	59,455	199,718

Cash is comprised of the following
Cash	129,818	59,455	199,718
Cash equivalents	2,271,233	—	—

	2,401,051	59,455	199,718

See accompanying notes

Polydex Pharmaceuticals Limited

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
[Expressed in United States dollars except where otherwise noted]

January 31, 2005

12.	VETERINARY LABORATORIES, INC.

[a]	Sparhawk Laboratories, Inc.

In 1992, Veterinary Laboratories, Inc. [“Vet Labs”] and Sparhawk Laboratories, Inc. [“Sparhawk”] entered into the Vet Labs - Sparhawk Joint Venture [the “Joint Venture”] for the manufacture and sale of veterinary pharmaceutical products.  Vet Labs and Sparhawk each owned 50% of the Joint Venture.  The Company controlled the Joint Venture through its control of the Joint Venture Policy Committee and therefore consolidated its assets, liabilities, revenue and expenses in these consolidated financial statements until March 4, 2004.  The Company had funded the Joint Venture’s losses since 1992 and, accordingly, has recorded 100% of these cumulative losses in the consolidated financial statements.

On January 13, 2004, the Company entered into an Asset Purchase Agreement with Sparhawk.  Pursuant to this Asset Purchase Agreement, the Company agreed to sell the finished product veterinary pharmaceutical business, including substantially all of the assets of Vet Labs, to Sparhawk for $5,500,000 in cash. Effective March 4, 2004, this sale was completed.  Simultaneously, on March 4, 2004, Chemdex, Inc. [“Chemdex”], a wholly-owned subsidiary of the Company, advanced $350,000 to Sparhawk in exchange for a promissory note bearing interest at 13% per annum and a warrant to purchase 4% of the equity of Sparhawk for no additional consideration.  The promissory note is due in full on March 4, 2009.  Interest is payable annually on the anniversary date, but can be deferred and added to the principal balance of the promissory note each year at Sparhawk’s discretion. At January 31, 2005, interest of $41,511 was accrued and reported as interest receivable on the balance sheet.  The warrant expires at the earlier of payment in full of the promissory note or 10 years from date of issue.  The warrant becomes exercisable the day after the fifth anniversary from the date of issue.  Pursuant to a definitive supply agreement [the “Supply Agreement”] entered into on March 4, 2004, Chemdex agreed to supply ferric hydroxide and hydrogenated dextran solution to Sparhawk on an exclusive basis in the United States for 10 years.  Chemdex also granted to Sparhawk an exclusive license to use the drug master file to manufacture 10% bulk Iron Dextran for veterinary use, and the use of certain equipment during the 10-year period of the Supply Agreement.  Pursuant to definitive agreements, the Company made customary representations, warranties and indemnities and agreed to a full release of all claims against Sparhawk arising from the Joint Venture litigation.  Similarly, Sparhawk agreed to a full release of all claims against the Company arising from the Joint Venture litigation.

The sale resulted in a gain of $2,209,471, of which $1,859,471 was recognized in the consolidated statements of operations and $350,000 was deferred.  The deferred gain of $350,000 is a result of the promissory note receivable from Sparhawk as Sparhawk is thinly capitalized and highly leveraged.  The Company will monitor the financial position of Sparhawk and will recognize this deferred gain at such time as Sparhawk’s cash flows from operations are sufficient to fund debt service on a full accrual basis.

Assets that were included in the disposal were reclassified to assets subject to sale agreement in the accompanying consolidated balance sheets as at January 31 and are as follows:

15